Exhibit 99.1

Caledonia Mining Corporation Plc
Caledonia declares its twelfth quarterly dividend
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

4 October 2016: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") today announces that the Board of Directors has declared dividend number 14 of one and three-eighths United States cents (US$0.01375) on each of the Company's common shares.
The dividend represents an annualised dividend of 5.5 cents per share.  In July 2016, Caledonia increased its quarterly dividend by 22 per cent from one and one-eighth cents per share to one and three-eighths cents per share.  The dividend which is declared today is maintained at the increased level.
The relevant dates relating to the dividend are as follows:
•	Ex-dividend date for shares held on the Canadian register: 12 October 2016
•	Ex-dividend date for shares held through depositary interests in Crest in the UK: 13 October 2016
•	Record date: 14 October 2016
•	Dividend cheque mailing date: 28 October 2016
Shareholders and depositary interest holders who are registered in Canada and the UK respectively will be paid in Canadian Dollars and Sterling, respectively.  The Canadian Dollar and Sterling dividend payments will be calculated using the relevant Bank of Canada exchange rates at noon on the record date.
Chief Executive Officer, Steve Curtis, said,
"Blanket Mine's operating performance continues to improve with the investment programme being implemented as planned, resulting in continued robust cash generation for Caledonia Mining and Blanket's indigenous partners.
"The investment that all stakeholders have made in the Blanket Mine over the past 20 months continues to bear fruit with increased operational flexibility and production volumes. I am now confident that our production guidance of 50,000 ounces in 2016 will be achieved.
"The planned increase in production up to 80,000 ounces by 2021 is expected to result in a lower average cost of production as fixed costs are spread across an increased number of gold ounces. I therefore expect that the benefits of incremental volume will become increasingly evident in the months and years to come."
Caledonia's Dividend Policy
Caledonia's strategy to maximise shareholder value includes a quarterly dividend policy. In 2014, the Company paid an annual aggregate dividend of six Canadian cents (CAN$0.060) per common share.  The first quarterly dividend was paid on 31 January 2014 and subsequent quarterly dividends have been paid thereafter at the end of April, July and October.

Head and Registered Office: Caledonia Mining Corporation Plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com
3996682.1 C5501.J41218

On 16 December 2015 Caledonia announced that henceforth it will report its financial results in United States Dollars, commencing with the results for the quarter and 12 months to 31 December 2015, which were released on 21 March 2016.  The dividend paid at the end of January 2016 was therefore denominated in United States Dollars at 1.125 United States cents per share.  In July 2016 the quarterly dividend was increased by 22 per cent to 1.375 United States cents per share.
Effect of the re-domicile from Canada to Jersey, Channel Islands
On 19 March 2016 Caledonia re-domiciled from Canada to Jersey, Channel Islands, after which dividends paid by Caledonia are no longer subject to Canadian withholding tax.  The dividend paid at the end of April 2016 was the first dividend that Caledonia paid as a Jersey-domiciled company and was paid without the deduction of Canadian withholding tax.
Following the re-domicile of the company from Canada to Jersey with effect from 19 March 2016, the dividend is no longer eligible for the purposes of the Income Tax Act (Canada).
About Caledonia Mining
Following the implementation of indigenisation in Zimbabwe, Caledonia's primary asset is a 49% interest in an operating gold mine in Zimbabwe ("Blanket").  Caledonia's shares are listed in Canada on the Toronto Stock Exchange as "CAL", on London's AIM as "CMCL" and are also traded on the American OTCQX as "CALVF".
At 30 June 2016, Caledonia had net cash of US$10.6m.  Blanket plans to increase production from 42,800 ounces in 2015 to approximately 80,000 ounces in 2021; Blanket's target production for 2016 is approximately 50,000 ounces. Caledonia expects to publish its results for the quarter to 30 September 2016 on 14 November 2016.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 679 802 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Maurice Mason Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.